Filed Pursuant To Rule 433

Issuer Free Writing Prospectus dated August 14, 2009

Relating to Registration Statements on Form S-3

Registration Nos. 333-159302 and 333-161343

MAKO Surgical Corp.

7,000,000 Shares

This free writing prospectus relates only to the securities described in, and should be read together with, the prospectus dated May 26, 2009 (the “Prospectus”) included in MAKO Surgical Corp.’s Registration Statements on Form S-3 (Registration Nos. 333-159302 and 333-161343) relating to these securities. The following information supplements and updates the information contained in the Prospectus.

Issuer:	MAKO Surgical Corp.
Symbol:	MAKO
Security type:	Common Stock, $0.001 par value
Shares offered by the Issuer:	7,000,000
Over-allotment option:	The underwriters have a 30-day option to purchase up to 1,050,000 additional shares of common stock from MAKO Surgical Corp. to cover over-allotments, if any.
Price per share to the public:	$7.25
Net proceeds to the Issuer:	$47,205,000
Purchases by affiliates of the Issuer:

Entities affiliated with Skyline Venture Partners V, L.P. and Montreux Equity Partners IV, L.P., which are each principal stockholders of MAKO Surgical Corp., have indicated an interest in purchasing an aggregate of approximately 1,390,000 shares of common stock in this offering. Each of the aforementioned entities is affiliated with a member of MAKO Surgical Corp.’s board of directors. Because these indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering, or MAKO Surgical Corp.’s underwriters may elect not to sell any shares in this offering to any or all of these stockholders.

Dilution:

As of June 30, 2009, MAKO Surgical Corp. had a per share net tangible book value of common stock of $1.92. Based on the public offering price of $7.25 per share, if you purchase shares of common stock in this offering, you will suffer dilution of approximately $4.27 per share in the net tangible book value of the common stock and, as a result of the offering, the per share net tangible book value of common stock will increase by approximately $1.06.

Trade date:	August 14, 2009
Closing date:	August 19, 2009
CUSIP:	560879 10 8
Underwriters:	Piper Jaffray & Co. Leerink Swann LLC

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a written prospectus and accompanying prospectus supplement related to the offering may be obtained from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by telephone at (800) 747-3924.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.